

June 3, 2015

Mr. James L. Robo
President and Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **NextEra Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-36518**

Dear Mr. Robo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Capital Expenditures, page 45

1. In future reports please provide a discussion regarding any impact the uncertainty surrounding the extension of the PTC program has had on the company's planned capital expenditures.

Financial Statements

Consolidated Statements of Income, page 50

2. Please tell us what consideration you gave to presenting pro forma income taxes on the face of your financial statements for all periods presented to provide taxes on certain flow-through entities for which taxes were not provided in periods prior to becoming

taxable on July 1, 2014 and also to show how pro forma income taxes differ from the amounts presented in your previously issued financial statements, if applicable.

Note 2. Summary of Significant Accounting and Reporting Policies

Immaterial Restatement, page 59

3. We note that you restated the amounts of income tax expense, net income, other comprehensive (loss) and deferred income tax liabilities previously reported in your December 31, 2013 financial statements. You have described these errors as immaterial. We note you have not provided all of the disclosures specified in ASC 250-10-50-7 and 50-8 for the correction of this error, apparently on the basis of immateriality. However, we note in your restated 2013 financial statements income tax expense decreased by $4 million or approximately 22%, net income increased by $4 million or approximately 37%, other comprehensive (loss) decreased by $1 million or approximately 7% and deferred tax liabilities decreased by $5 million or approximately 36% as compared to the amounts originally reported. In addition, your restated 2013 comprehensive income (loss) reflected income of $2 million compared to a loss of $3 million as originally reported. To help us better understand your conclusion that these changes were immaterial, please provide us with your detailed assessment of the materiality of these errors. Please refer to SAB Topic 1.M.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or me, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at 202-551-3477 or Mara Ransom, Assistant Director, at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: W. Scott Seeley,
Vice President, Compliance & Corporate Secretary
NextEra Energy, Inc.

Daisy Jacobs,
Assistant Controller
Florida Power & Light Co.